EXHIBIT 12.1

LIST OF SUBSIDIARIES

+	Wholly owned subsidiary of Molina Healthcare of New Mexico, Inc.

Molina Healthcare, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in Thousands)
Earnings:
Income before income taxes	$19,065	$64,654	$89,492	$38,157	$94,324
Add fixed charges:
Interest expense, including amortization of debt discount and expense	16,769	15,519	15,509	13,777	13,231
Estimated interest portion of rental expense	2,865	2,542	4,522	5,181	4,370
Total fixed charges	19,634	18,061	20,031	18,958	17,601
Total earnings available for fixed charges	$38,699	$82,715	$109,523	$57,115	$111,925

Fixed charges from above:	$19,634	$18,061	$20,031	$18,958	$17,601

Ratio of Earnings to Fixed Charges	2.0	4.6	5.5	3.0	6.4

Total rent expense	$20,462	$23,110	$25,124	$20,723	$17,481
Interest factor	14%	11%	18%	25%	25%
Interest component of rental expense	$2,865	$2,542	$4,522	$5,181	$4,370